SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Subject Company)

WESTIN HOTELS LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

960 377 109

(CUSIP Number of Class Securities)

Thomas Smith
Westin Realty Corp.
c/o Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, New York 10604
(914) 640-8100

Copy to:

Michael A. Gordon
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Person(s) Filing Statement)

Item 1. Subject Company Information.

     The name of the subject company is Westin Hotels Limited Partnership, a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 1111 Westchester Avenue, White Plains, New York 10604 and the telephone number is (914) 640-8100. The general partner of the Partnership is Westin Realty Corp., a Delaware corporation (the “General Partner”).

     The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Partnership’s units of limited partnership interest (the “Units”). As of August 1, 2003 there were 135,600 Units issued and outstanding.

Item 2. Identity and Background of Filing Person.

     The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     This Statement relates to the tender offer by Kalmia Investors, LLC, a Delaware limited liability company (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2003, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on July 30, 2003 (collectively, the “Schedule TO”). According to the Schedule TO, the Purchaser is offering to purchase for cash up to 79,917 Units, representing approximately 58.94% of the Units outstanding, at a purchase price of $550 per Unit, less the amount of any cash distributions made or declared on or after July 7, 2003 in respect of that Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2003 (the “Offer to Purchase”), and in the related Agreement of Sale (which together constitute the “Offer”). As of July 24, 2003, the Purchaser’s affiliates beneficially owned in the aggregate 10,983 Units, or approximately 8.1% of the outstanding Units.

     Based on information in the Schedule TO, the business address of the Purchaser is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305 and the telephone number is (888) 323-3757.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Except as described below, there is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between (i) the Partnership or its affiliates and the General Partner or any of its executive officers, directors or affiliates; (ii) the Partnership or its affiliates and the Purchaser and the Co-Bidders or any of their executive officers, directors or affiliates; or (iii) the General Partner or its affiliates and the Purchaser and the Co-Bidders or any of their executive officers, directors or affiliates.

     The Partnership is the sole limited partner of The Westin Chicago Limited Partnership, a Delaware limited partnership (the “Hotel Partnership”), which owns The Westin Michigan Avenue in Chicago, Illinois (the “Michigan Avenue”). 909 North Michigan Avenue Corporation, a Delaware corporation (the “Hotel General Partner”), is the sole general partner of the Hotel Partnership. The General Partner and the Hotel General Partner are subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”).

     Pursuant to the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the General Partner is generally allocated 1% of the Partnership’s taxable income and taxable loss. In addition, the Hotel General Partner, an affiliate of the General Partner, is generally allocated 1% of the Hotel Partnership’s taxable income and taxable loss.

     In 1994, the General Partner made a loan to the Partnership to fund capital improvements, of which $5 million was contributed to the Hotel Partnership for capital improvements for the Michigan Avenue. This loan, which is subordinate to the Partnership’s existing mortgage loan, has accrued interest at an annual rate equal to the prime rate quoted by Bank of America plus 1%. The loan is payable in full upon the earlier of a sale or refinancing of the Michigan Avenue or June 2, 2009. At March 31, 2003, the loan from the General Partner to the Partnership totaled approximately $10.5 million (including approximately $5.5 million of accrued interest).

     The Michigan Avenue is operated pursuant to a management agreement among the General Partner, the Partnership, the Hotel General Partner (as manager) and the Hotel Partnership. The management agreement does not terminate until 2026 without the consent of all parties, absent a breach or a default by a party or the occurrence of an extraordinary event specified in the agreement, which generally relate to the bankruptcy or insolvency of the Partnership or the Hotel General Partner. The management agreement provides for a base management fee equal to 3.5% of annual gross revenues of the Michigan Avenue payable by the Hotel Partnership to the Hotel General Partner, as the hotel manager of the Michigan Avenue, out of cash flow from the operations of the hotel. This fee is payable prior to the distribution of cash to the partners of the Hotel Partnership, including the Partnership as the sole limited partner of the Hotel Partnership. The management agreement also provides for payment to the Hotel General Partner of an incentive management fee, which is currently equal to 20% of net operating cash flow (as defined in the management agreement). Payment of the incentive management fee in any year depends on the amount of distributable net cash flow of the Partnership and is subordinated to the payment to the Limited Partners of a preferred distribution of cash flow. Unpaid incentive management fees are deferred and do not accrue interest. In the first quarter of 2003, the base management fee was approximately $287,000 and the incentive management fee, all of which was deferred, was approximately $614,000. As of March 31, 2003 approximately $7.4 million of incentive management fees relating to the management of the Michigan Avenue have been deferred for payment.

     The Partnership reimbursed the General Partner for third-party general and administrative expenses incurred on behalf of the Partnership totaling approximately $125,000 during the first quarter of 2003 primarily for investor relations and legal fees. Additionally, the Partnership paid reservation, loyalty and marketing fees totaling approximately $123,000 in the first quarter of 2003 to various centralized funds administered by Starwood.

     In June 2000, the Michigan Avenue transferred the operations of its restaurant, The Grill on the Alley, to Grill Concepts of California (“Grill Concepts”). Starwood owns 27.4% of the outstanding common stock of Grill Concepts and has rights to acquire additional shares of Grill Concepts pursuant to a subscription agreement. An employee of Starwood also serves on the Board of Directors of Grill Concepts. Rental revenue from Grill Concepts of $92,000 and $51,000 for the three months ended March 31, 2003 and 2002, respectively, is included in other operating department’s revenue in the Partnership’s consolidated financial statements.

Item 4. The Solicitation or Recommendation.

     (a)  Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral with respect to the Offer.

     (b)  Reasons. The General Partner believes that the Limited Partners should consider the following in making their own decision about whether to accept or reject the Offer:

(i)	The Purchaser specifies in the Schedule TO that it currently owns 8.1% of the outstanding Units and is offering to purchase an additional 58.94% of the Units outstanding. Limited Partners should be aware that if the Purchaser acquires a majority of the outstanding Units, the Purchaser will control the outcome of most decisions to be made by the Limited Partners. Accordingly, the Purchaser will have the ability to determine if and when the Hotel Partnership is refinanced or the Michigan Avenue is sold, remove the General Partner, amend the Partnership Agreement and/or dissolve the Partnership. Limited Partners that continue to own Units after the consummation of the Offer may not have the ability to influence the outcome of many of the material decisions that are presented to Limited Partners. Furthermore, the General Partner believes Limited Partners will experience a reduced liquidity of their investment in the Partnership if the Purchaser buys a material number of Units.

(ii)	The General Partner believes that the Offer is coercive because it is not for all the outstanding Units, but instead for a controlling block. Partial tender offers for control are coercive because they provide an incentive to tender so that one will not be left as a minority investor in a controlled company holding an investment that is worth less than before the consummation of the tender offer. The Offer allows the Purchaser to obtain control of the Partnership without allowing Limited Partners that desire to dispose of their entire investment in the Partnership the ability to sell their entire investment. If the Purchaser obtains control of the Partnership, Limited Partners will effectively have lost the collective control of the Partnership they had prior to the consummation of the Offer and will be deprived of obtaining a control premium for the Partnership in the future. The General Partner believes that your Units may be worth less if the Purchaser obtains a controlling interest in the Partnership.

(iii)	On July 7, 2003, the Partnership received an unsolicited tender offer from Windy City Investments, LLC (“Windy City”), Madison Windy City Investments, LLC, Madison Investment Partners 20, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (as amended through the date hereof, the “Windy City Offer”) to purchase up to 20,340 Units at a purchase price of $525 per unit, reduced by (a) the $50 transfer fee charged by the Partnership for each transfer and (b) the amount of any cash distributions made or declared on or after July 7, 2003, with interest at the rate of 3% per annum from the expiration date of the tender offer to the date of payment. The Partnership filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on July 27, 2003 relating to the Windy City Offer (the “Windy City Statement”), in which the General Partner remained neutral with respect to the Windy City Offer. Although the General Partner is not making a recommendation with respect to the Purchaser’s Offer, the General Partner notes that the consideration to be paid by the Purchaser exceeds the consideration offered to Limited Partners in the Windy City Offer. The General Partner also notes that Windy City would not hold a controlling interest in the Partnership after the consummation of the Windy City Offer. Furthermore, the General Partner does not believe that the value of any Units you do not tender to Windy City will decline due to the consummation of the Windy City Offer. Accordingly, the Windy City Offer is not coercive in the way that the Offer is.

(iv)	The Units are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means, among other things, that the Partnership is required to file periodic reports with the SEC and comply with the SEC’s proxy rules. Limited Partners should be aware that if, as a result of the Offer, the Units are held by fewer than 300 holders, the Partnership could apply to de-register the Units under the Exchange Act. If the Units were de-registered, the Partnership would no longer be subject to these reporting requirements and proxy rules. The Purchaser has indicated in the Offer to Purchase that it intends to request the General Partner take steps to suspend its filing obligations under the Exchange Act if there are fewer than 300 holders of Units. The suspension of Partnership’s filing obligations may reduce the timeliness and amount of information about the Partnership available to Limited Partners.

(v)	The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely result in the Partnership’s being considered terminated within the meaning of Section 708 of the Internal Revenue Code (the “Code”). The Partnership will generally be deemed terminated under Code Section 708 if 50% or more of the interests in the Partnership’s capital and profits are transferred in any twelve-month period. One consequence of a deemed termination is that the Partnership’s future depreciation deductions with respect to its properties will be reduced in certain future taxable periods immediately following the deemed termination with the result that the amount of taxable income that a Limited Partner derives from its Units with respect to such periods will be increased, without a corresponding increase in cash distributions from the Partnership. The Partnership estimates that if the Partnership is deemed terminated, each existing Limited Partner will report additional income of approximately $18 and $11 per Unit for calendar year 2004 and 2005, respectively. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause a Code Section 708 termination of the Partnership. Based on preliminary advice received from the Partnership’s counsel, it appears that consummation of the Offer would likely cause the Partnership to be considered terminated within the meaning of Code Section 708.

The General Partner has the right to suspend transfers if and when the transfer would result in the transfer of 40% or more of the Units when added to the total of all other sales and exchanges of Units within the preceding twelve months. The primary purpose of this provision is to ensure that the Partnership is not deemed terminated for purposes of Code Section 708. The Partnership and the General Partner currently anticipate they will implement the restriction limiting the number of transfers. Thus, the number of Units that will be recognized by the Partnership as having been purchased by the Purchaser may be limited if a sufficient number of Units are tendered to the Purchaser.

(vi)	The presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) at the August 1, 2003 meeting of the Board of Directors of the General Partner and the opinion of Houlihan Lokey dated August 1, 2003 (the “Opinion”) to the effect that, as of the date of such Opinion and based upon and subject to the considerations and limitations set forth therein, the consideration to be received in connection with the Offer was not fair to a Limited Partner, from a financial point of view. The full text of the Opinion, setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the Opinion, is attached hereto as Exhibit (e)(1) and is incorporated herein by reference. Holders of Units are urged to, and should, read such Opinion carefully and in its entirety. The Opinion was provided for the information and assistance of the General Partner’s Board in connection with its consideration of the Offer. The Opinion addresses only the fairness from a financial point of view of the consideration to be received by the Unit holders in the Offer and does not constitute a recommendation to any Limited Partner as to whether to tender or not tender Units in the Offer.

On July 18, 2003, Houlihan Lokey delivered its written opinion (the “Windy City Opinion”) to the Board of Directors of the General Partner with respect to the Windy City Offer to the effect that, as of the date of such opinion, on the basis of the analysis and subject to the limitations described in the Windy City Opinion, the consideration to be received by the Limited Partners in connection with the Windy City Offer was fair to the Limited Partners from a financial point of view. The Windy City Opinion was filed as an exhibit to the Windy City Statement and you are urged to read the Windy City Opinion carefully and in its entirety. Windy City offered to purchase up to only 20,340 Units of the Partnership (representing approximately 15% of the Units outstanding), as compared to the Purchaser’s Offer to purchase up to 79,917 Units (representing approximately 58.94% of the Units outstanding). Because the Windy City Offer was for a minority position within the Partnership, Houlihan Lokey applied a minority discount to the consideration to be paid to Limited Partners, lowering the determined range of value for the Units in the Windy City Offer. On the other hand, if the Offer were fully subscribed, the Purchaser would hold approximately 67.04% of the outstanding Units and accordingly would hold sufficient interest to control certain material decisions to be made by the Limited Partners of the Partnership in accordance with the terms of the Partnership Agreement. Because Houlihan Lokey deemed the Offer to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey deemed the Offer to constitute a bid for a controlling interest in the Partnership, Houlihan Lokey could not apply any minority discounts to the value of the Units in the Offer, the effect of which increased the determined range of value for the Partnership Units above the amount of consideration offered to Unit holders in the Offer. Thus, although the consideration to be received by a participating Limited Partner in connection with the Offer may be greater than the consideration to be received by a participating Limited Partner in connection with the Windy City Offer, Houlihan Lokey’s opinions had to take into account discounts for minority purchases where applicable, leading to different conclusions as to the appropriate determined range of value for the Partnership Units in each of the Windy City Offer and the Offer.

(vii)	As previously disclosed to the Limited Partners, consistent with the terms of the Partnership Agreement, the General Partner has actively reviewed opportunities to sell or refinance the Michigan Avenue since 2001. In that regard, the General Partner retained Jones Lang LaSalle Hotels, a nationally recognized broker (“JLL”), to market the Michigan Avenue for sale in February 2001.

In April 2001, formal marketing materials were distributed by JLL and discussions with several potential purchasers were subsequently commenced. After the occurrence of the terrorist attacks on September 11, 2001, certain of the most qualified potential purchasers indicated they would expect significant discounts on the preliminary indications of value made prior to the attacks. Based on the unstable and depressed hotel real estate market, resulting from the weakened general worldwide economic environment, the General Partner did not believe that it was in the best interest of the Limited Partners to sell the Michigan Avenue in late 2001 or 2002. Due to current market conditions in the hotel real estate market, the General Partner does not believe that it will be able to sell the Michigan Avenue at an acceptable price in the near future.

As a result, the General Partner also engaged JLL to assist in exploring a refinancing and, while not foreclosing a sale transaction if an attractive proposal is presented, has directed its efforts towards pursuing refinancing alternatives. JLL sent materials to a large number of potential lenders and received several preliminary loan proposals. Following a review of these proposals, the General Partner had more detailed discussions with Column Financial, Inc. (“Column”), an affiliate of Credit Suisse First Boston. As disclosed in a preliminary proxy statement filed with the SEC on May 15, 2003 (the “Preliminary Proxy Statement”), the General Partner intended to seek Limited Partner consents to a proposed refinancing of Hotel Partnership’s existing mortgage loan with a new loan upon the terms specified in the Preliminary Proxy Statement.

Subsequent to filing the Preliminary Proxy Statement, the General Partner learned that Column may be unable to provide financing upon the terms sought by the General Partner. The General Partner is continuing to have discussions with Column regarding the terms of its loan proposal and has commenced preliminary discussions with other potential lenders. However, at this time and subject to today’s dynamic lending environment, the General Partner is not optimistic it will be able to find a lender willing to provide financing to the Partnership upon terms set forth in the Preliminary Proxy Statement.

(viii)	The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle and expects that the market will improve over the next few years, although the timing and extent of any such recovery is uncertain. Nevertheless, the Partnership may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per Unit cash proceeds a Limited Partner would realize upon a sale of the Michigan Avenue or a future liquidation of the Partnership may not be greater than, and may be substantially less than, the Offer Price.

(ix)	The Preliminary Proxy Statement for the refinancing contained certain assumptions used by the General Partner in evaluating the potential refinancing and were developed solely for that purpose. Limited Partners should note that the estimates of value used in that analysis were not intended to be (and should not be construed to be) valuations of the Michigan Avenue either currently or in the future and that these estimates were not based upon an appraisal of or third party offer for the Michigan Avenue. These estimates were an approximation based on various assumptions and variables which the General Partner believes are reasonable and consistent with its experience in the hotel real estate industry.

However, in light of the high degree of uncertainty and irregularity currently existing in the economy generally and in the hotel industry in particular, a third party appraisal of the Michigan Avenue or the actual sales price for the Michigan Avenue may be substantially higher or lower than the General Partner’s estimates of value.

(x)	There can be no assurance that a higher offer for the purchase of Units will not be available now or in the future. Additionally, the General Partner can provide no assurance that the per Unit cash consideration that may be received by the Limited Partners, including any potential cash distribution made in connection with any sale or refinancing transaction, will not differ significantly from the Offer Price.

(xi)	The Purchaser discloses in the Offer to Purchase that it has set a price for the Units that, in its opinion, will induce Limited Partners to tender while allowing the Purchaser to profit from ownership of the Units. Furthermore, the Purchaser indicates that it has not calculated a control premium in establishing its purchase price for the Units. The Offer Price may be less than the amount Limited Partners might otherwise receive with respect to their Units over the remaining term of the Partnership. Limited Partners who tender their Units will surrender their right to participate in any future benefits from ownership of the Units.

(xii)	As previously disclosed by the Partnership, there is no public market for the Units and it is not anticipated that a public market for the Units will develop. The Offer provides a significant number of Limited Partners the ability to sell a portion of their Units. Privately negotiated sales and sales through intermediaries (such as matching services for buyers and sellers of partnership interests) currently are the primary means available to liquidate an investment in the Units. Limited Partners who do not wish to take the risks of changing market and other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment may want to tender all or a portion of their Units.

(xiii)	The Purchaser has not engaged a Depositary for the Offer. As a result, there is no independent third party holding funds of the Purchaser for payment of the Offer Price that can verify independently that such funds are available for payment. Accordingly, if the Purchaser suffers an event of bankruptcy or other material adverse event prior to payment of the Offer Price to Unit holders, such payment may be delayed or not occur.

(xiv)	The Purchaser specifies in the Offer to Purchase that approximately $43,954,350 (exclusive of fees and expenses) will be required to purchase the maximum number of Units that the Purchaser is seeking to acquire in the Offer. Although the Purchaser states that it has the financial resources to pay for all tendered Units based on its cash on hand and highly liquid securities in its proprietary portfolio, financial information relating to the Purchaser is not publicly available. Consequently, there can be no assurance that the Purchaser will have sufficient capital to pay for Units solicited in the Offer.

(xv)	The Partnership currently believes that it qualifies to be treated as a partnership for Federal income tax purposes. The Partnership Agreement provides that transfers and assignments of Units are not valid or effective if counsel to the Partnership delivers an opinion that the transfer would likely cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes. Prior to allowing the transfer of any Units in connection with the Offer, the Partnership and the General Partner will obtain final advice from counsel as to whether the proposed transfer would likely cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes. Based on preliminary advice received from the Partnership’s counsel, it does not appear that consummation of the Offer is likely to cause the Partnership to be treated as an association taxable as a corporation for Federal income tax purposes.

     Each Limited Partner must make his, her or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer to Purchase and related documents, as well as the Partnership’s publicly available annual, quarterly and other reports and information and the information contained in this Statement. Limited Partners should consider their own personal situation and consult with their own tax, financial and other advisors in evaluating the terms of the Offer before deciding whether to tender Units.

     (c)  Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender any Units that are held of record or beneficially by such person to the Purchaser.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

     The Partnership engaged Houlihan Lokey to render an opinion as to the fairness, from a financial point of view, to the Limited Partners of the Offer. Pursuant to the terms of an Engagement Letter among Houlihan Lokey and the Partnership, the Hotel Partnership, the General Partner and the Hotel General Manager, the Partnership agreed to pay Houlihan Lokey a fee of $75,000, all of which was payable upon receipt of Houlihan Lokey’s report to the Board (which may or may not include an opinion) regarding the Kalmia tender offer. Houlihan Lokey agreed to advise the Board regarding any future tenders for a fee of $50,000 provided that the Partnership pays Houlihan Lokey a fee of $40,000 per month for each of August and September and $25,000 for each month after September for which it is engaged. The Partnership has also agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, and to indemnify Houlihan Lokey against certain liabilities. Except as disclosed herein, neither the Partnership nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Limited Partners on behalf of the Partnership concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

     Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a)  The Partnership has not undertaken or engaged in any negotiations in response to the Offer which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) any purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     As described in Item 4 above, the General Partner has, on behalf of the Partnership, actively reviewed opportunities to sell or refinance the Michigan Avenue. On May 15, 2003 the Partnership filed the Preliminary Proxy Statement for the purpose of soliciting written consents from the Limited Partners for a proposed refinancing of the mortgage loan on the Michigan Avenue.

     (b)  There are no transactions, resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

          None.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Letter to Limited Partners dated August 1, 2003.

(a)(2)	Text of Press Release dated August 1, 2003 issued by the Partnership.

(e)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated August 1, 2003.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 1, 2003

WESTIN HOTELS LIMITED PARTNERSHIP

	By:	WESTIN REALTY CORP. General Partner

By:	/s/ Alan M. Schnaid Alan M. Schnaid Vice President